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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GENESEE & WYOMING INC.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

371559105

(Cusip Number)

Mortimer B. Fuller, III
Genesee & Wyoming Inc.
66 Field Point Road
Greenwich, Connecticut 06830
(203) 629-3722

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371559105

1.	Names of Reporting Persons: Mortimer B. Fuller, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,097,409

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,097,409

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,103,802

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.1%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends the statement of beneficial ownership on Schedule 13D filed on December 21, 2000 (the “Schedule 13D”) by and on behalf of Mortimer B. Fuller, III (“Mr. Fuller”) with respect to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Genesee & Wyoming Inc., a Delaware corporation (the “Company”), beneficially owned by Mr. Fuller, as subsequently amended by Amendment No. 1 filed on December 21, 2001 and Amendment No. 2 filed on March 19, 2004. Capitalized terms used, but not defined, herein have the meanings ascribed thereto in the Schedule 13D and the amendments thereto.

Item 1.	Security and Issuer

     No change.

Item 2.	Identity and Background

     No change.

Item 3.	Source and Amount of Funds or Other Consideration

     Item 3 is not applicable to this filing, as Mr. Fuller is filing this amended schedule to, inter alia, report his disposition of a portion of the Class A Common Stock that he beneficially owns and not to report an acquisition of Class A Common Stock.

Item 4.	Purpose of Transaction

     This Amendment No. 3 to Schedule 13D is being filed to report a decrease in Mr. Fuller’s beneficial ownership of Class A Common Stock, the termination of a certain voting agreement between Mr. Fuller and the Fund and the resulting dissolution of the group originally formed by Mr. Fuller and the Fund Group pursuant to Rule 13d-5(b)(1), as described below under Item 6.

     Except as set forth in this Item 4, Mr. Fuller does not have any present plans or proposals that would relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interests in Securities of the Issuer

     (a) - (c) The beneficial ownership of the Company’s Class A Common Stock by Mr. Fuller, as of June 1, 2004, is as follows:

     Mr. Fuller beneficially owns 2,103,802 shares of Class A Common Stock, of which 1,422,841 are represented by shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, 6,393 of which are represented by shares owned by Mr. Fuller’s wife, as to which shares Mr. Fuller disclaims beneficial ownership, 7,500 of which are represented by shares owned by Overlook Estate Foundation, Inc., of which Mr. Fuller is President, 50,018 of which are represented by presently exercisable options to purchase shares of Class A Common Stock, and 595,604 of which are represented by presently exercisable third-party options to purchase shares of Class B Common Stock. Mr. Fuller’s beneficial ownership excludes 7,725 restricted stock units granted under the Genesee & Wyoming Inc. 2004 Omnibus Incentive Plan. Each restricted stock unit represents the right to receive one share of Class A Common Stock. The restricted stock units vest pro rata with respect to one-third of the shares subject to the restricted stock unit award on the first, second and third anniversaries of the date of grant. As the restricted stock units vest, the corresponding number of shares of Class A Common Stock will be issued to Mr. Fuller. Such beneficial ownership represents an 8.1% of the outstanding shares of Class A Common Stock (assuming the conversion of outstanding shares of Class B Common Stock to Class A Common Stock).

     Mr. Fuller has sole power to vote and dispose of 2,097,409 shares of Class A Common Stock, of which 1,422,841 are represented by shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, 7,500 of which are represented by shares owned by Overlook Estate Foundation, Inc., of which Mr. Fuller is President, 50,018 of which are represented by presently exercisable options to purchase shares of Class A Common Stock, and 595,604 of which are represented by presently exercisable third party options to purchase shares of Class B Common Stock.

     During the past 60 days, Mr. Fuller effected the transactions in the Company’s Class A Common Stock discussed below under Item 6.

     Paragraphs (d) and (e) of Item 5 are not applicable to this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As previously reported in Mr. Fuller’s Schedule 13D, as amended, Mr. Fuller entered into a Letter Agreement dated December 12, 2000 with the Company and the Fund in connection with the Fund’s acquisition of shares of the Preferred Stock pursuant to a Stock Purchase Agreement dated October 19, 2000. Concurrently, the Fund entered into a Registration Rights Agreement dated December 12, 2000 with the Company, pursuant to which the Company agreed to register under the Securities Act of 1933, as amended, the Class A Common Stock issuable upon the conversion of the shares of Preferred Stock held by the Fund as well as all other shares of Class A Common Stock held by the Fund.

     Copies of the Stock Purchase Agreement, the Letter Agreement, the Registration Rights Agreement and the Certificate of Designation of 4.0% Senior Redeemable Convertible Preferred Stock, Series A were previously filed with the Securities and Exchange Commission (the “SEC”) as exhibits to a Current Report on Form 8-K filed by the Company on December 30, 2000.

     On May 3, 2003, the Company filed a registration statement on Form S-3 (Registration No. 333-115088) with the SEC relating to the proposed underwritten secondary offering of 3,358,303 shares of its Class A Common Stock by the Fund. All of the shares offered by the Fund were acquired by the Fund upon the conversion of 22,886 shares of the Company’s Preferred Stock. Certain stockholders, including the Fund and Mr. Fuller, granted the underwriters a 30-day option to purchase from such stockholders up to an additional 503,745 shares of Class A Common stock to cover any over-allotments.

     On May 27, 2004, the Company filed a final prospectus pursuant to Rule 424(b)(4) with the SEC and the SEC declared the registration statement effective. The offering price was set at $21.50 and the underwriting discount at $1.0213. Subsequently, the underwriters fully exercised their option to purchase additional shares to cover over-allotments and the secondary offering, including the over-allotment, closed on June 1, 2004.

     Mr. Fuller sold an aggregate of 126,070 shares of Class A Common Stock pursuant to the underwriters’ exercise of their over-allotment option, which consisted of 26,070 shares of Class A Common Stock acquired by him upon the exercise of options, 42,187 shares of Class A Common Stock owned by him individually and 57,813 shares of Class A Common Stock acquired by him upon the conversion of an equal number of shares of Class B Common Stock, all as reported on a Form 4 - Statement of Changes in Beneficial Ownership, filed with the SEC on June 2, 2004.

     The Fund sold an aggregate of 3,668,478 shares of Class A Common Stock, which consisted of 3,358,303 shares of Class A Common Stock acquired by the Fund upon the conversion of 22,886 shares of Preferred Stock sold in the underwritten secondary offering, and 310,175 shares of Class A Common Stock acquired by the Fund upon the conversion of 2,114 shares of Preferred Stock sold pursuant to the underwriters’ exercise of their over-allotment option.

     As a result of the Fund’s conversion and sale of the Preferred Stock, the Letter Agreement between Mr. Fuller and the Fund was terminated. Mr. Fuller is no longer bound by the provisions of the Letter Agreement, including its voting provisions. Accordingly, Mr. Fuller and the Fund Group no longer constitute the group formed pursuant to Rule 13d-5(b)(1) on December 12, 2000.

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Item 7.	Material to be Filed as Exhibits

     Item 7 is not applicable to this filing.

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Amendment No. 3 to Schedule 13D is true, complete and correct.

/s/ Mortimer B. Fuller, III

Mortimer B. Fuller, III

Dated:	June 14, 2004

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